PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164683

3,364,738 Shares of Common Stock

This prospectus relates to the sale from time to time by the selling stockholder identified in this prospectus for its own account of up to a total of 3,364,738 shares of our common stock, including up to an aggregate of 672,948 shares of our common stock issuable upon the exercise of a warrant.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus.  However, we will receive the proceeds from the exercise of the warrant by the selling stockholder, if any, to the extent the warrant is not exercised on a cashless basis.

Our common stock is listed on The NASDAQ Capital Market under the symbol “IFLG.”  On May 19, 2010, the closing price of our common stock on The NASDAQ Capital Market was $8.89 per share.

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices.  The selling stockholder will bear all discounts, concessions, commissions and similar expenses, if any, attributable to the sale of shares.  We will bear the other costs, expenses, and fees in connection with the registration of the shares.

We will not control or determine the price at which the selling stockholder sells its shares and we do not know when or in what amount the selling stockholder may offer the shares for sale.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 20, 2010

You should rely only on the information contained in this prospectus, in any accompanying prospectus supplement or incorporated herein or therein by reference.  Neither we nor the selling stockholder has authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in our common stock.

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SUMMARY

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with different information.  If anyone provides you with inconsistent information, you should not rely on it.  You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus and that information contained in any document included in this prospectus is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.  Our business, financial condition, results of operations and prospects may have changed since such dates.

This summary highlights selected information contained elsewhere in this prospectus . This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus and the other information incorporated by reference in this prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 5 of this prospectus before making an investment decision.  References in this prospectus to “we,” “our,” “us” and “our company” refer to InfoLogix, Inc. and its subsidiaries.

OUR COMPANY

Overview

InfoLogix provides end-to-end solutions for electronic medical record (EMR) and supply chain (SCM) implementation and mobilization, with experience in over 2,200 hospitals and businesses nationwide. We assist our healthcare and commercial customers by implementing and optimizing EMR and SCM systems, offer mobility to caregivers and workforces by making data accessible directly at the point of care or point of activity, and manage operations with services to improve clinical and financial performance and supply chain with services to drive greater efficiency.

InfoLogix is a provider of enterprise mobility solutions for the healthcare and commercial industries. We provide these solutions to our customers by utilizing a combination of products and services, including consulting, business software applications, mobile managed services, mobile devices, and wireless infrastructure. Our solutions are designed to allow the real time usage of data throughout a customer’s enterprise in order to enhance workflow, improve customer service, increase revenue and reduce costs. We sell wireless communication and computing devices, including mobile workstations that connect to a customer’s wireless network so that information can be accessed from any location within the enterprise. We also implement customized and third-party software applications with a particular expertise in electronic medical records in the healthcare industry and SAP® back-end systems in commercial enterprises. In addition, we offer professional services that support and complement enterprise-wide software implementations and a customer’s wireless computing systems, including consulting, mobile managed services, training, engineering, technical support and network monitoring.

The sale of mobile workstations and other wireless devices has been and continues to represent a majority of our net revenues. We are continuing to transition our business to offer higher margin consulting, other professional services and software applications. With our focus on selling services and software, we believe that we can provide more comprehensive enterprise mobility solutions to our customers. These solutions involve:

•Consulting with our customers to identify opportunities to use mobile technology in their enterprise to improve operations and the quality of their customer service by more efficiently managing people and assets.

•Assessing our customers’ existing wireless infrastructure—the cables, routers and network adapters from which a wireless network is constructed—and developing improved network designs to ensure effective wireless connectivity and infrastructure systems integration.

•Developing and implementing custom and industry specific software applications, including healthcare clinical electronic medical records and enterprise-wide systems, by using existing proprietary and third-party software.

•Delivering and installing wireless infrastructure and user devices, including mobile workstations.

•Providing our customers with ongoing managed services that are designed to supplement their information technology department, such as training, maintenance and repair, network monitoring, including both on-site and remote, software application upgrades, network security and workflow consulting.

We conduct substantially all of our operations through our wholly-owned subsidiary, InfoLogix Systems Corporation. We own our patents and patent applications through our wholly-owned subsidiaries OPT Acquisition, LLC, Embedded Technologies, LLC and InfoLogix—DDMS, Inc.

Corporate Information

InfoLogix Systems Corporation, our wholly-owned subsidiary through which we conduct substantially all of our operations, was established in 2001 under the name InfoLogix, Inc. as a mobile solution provider.

InfoLogix, Inc. was incorporated under the laws of the State of Nevada on November 22, 2004 under the name New Age Translation, Inc., or New Age — NV. On November 22, 2006, New Age — NV merged with and into its newly-formed wholly-owned subsidiary, New Age Translation, Inc., a Delaware corporation, or New Age — DE, solely for the purpose of changing its state of incorporation from Nevada to Delaware. On November 29, 2006, INFLX Acquisition Corp., a newly-formed wholly-owned subsidiary of New Age — DE, merged with and into InfoLogix, Inc. Following the merger, InfoLogix, Inc. changed its name to InfoLogix Systems Corporation and New Age — DE changed its name to InfoLogix, Inc.

On January 5, 2010, InfoLogix, Inc. effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed in this prospectus reflect the post-split number of shares of common stock.

Our principal executive offices are located at 101 East County Line Road, Suite 210, Hatboro, Pennsylvania 19040. Our telephone number is (215) 604-0691. Our website address is www.infologix.com.  The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus.

Recent Developments

NASDAQ Delisting Determination and Hearing

Our common stock is listed on The NASDAQ Capital Market, which imposes, among other requirements, a requirement that a listed company maintain either a minimum of $2.5 million in stockholders’ equity, a minimum of $35 million of market value of listed securities, or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. On August 19, 2009, we received a letter from NASDAQ, notifying us that we were not in compliance with these requirements. On October 30, 2009, we received notice that NASDAQ granted our request for an extension to regain compliance with these requirements. We had until November 20, 2009 to regain such compliance. On November 25, 2009, we received notice from NASDAQ that we had regained compliance with the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Capital Market, but noting that NASDAQ would continue to monitor our compliance with this listing rule, and that, if at the time of our next periodic report we did not evidence compliance, we might be subject to delisting. On April 20, 2010, we received a new staff determination letter from NASDAQ notifying us of our non–compliance with the NASDAQ continued listing standards. At December 31, 2009, our stockholders’ deficit of $2.54 million was again below NASDAQ’s minimum stockholders’ equity requirement. The NASDAQ staff determined to delist our common stock unless we requested a hearing before a NASDAQ Panel on or before April 27, 2010. On April 27, 2010, we requested a hearing before the Panel and, as a result, our common stock will remain listed on NASDAQ pending the issuance of a decision by the Panel following the hearing, which is currently scheduled for June 10, 2010. There can be no assurance that the Panel will grant our request for continued listing.  See also the risk factor “Risks Relating to our Common Stock—Our stock may be delisted from The NASDAQ Capital Market if we do not maintain certain levels of stockholders’ equity, market value of listed securities, or net income from continuing operations” beginning on page [14] of this prospectus.

Material Weakness in Internal Control Over Financial Reporting

In connection with its audit of our consolidated financial statements for the period ended December 31, 2009, our independent registered public accounting firm identified the existence of a material weakness in our internal control over financial reporting.  A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.

Specifically, our independent registered public accounting firm found that we failed to properly apply the Debt Topic of the FASB Accounting Standards Codification and failed to timely make certain material adjustments required in connection with the Hercules Restructuring, including recording a $6.78 million loss on debt extinguishment and a $4.29 million increase in additional–paid–in–capital.

We have taken and continue to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies, including:

•                  continuing to educate our management and finance personnel concerning accounting and reporting requirements;

•                  implementing personnel, policy and procedure changes as part of our on–going program to strengthen the organization structure, financial reporting procedures and system of internal control over financial reporting;

•                  engaging professional services firms to assist with accounting and financial reporting; and

•                  increasing our management oversight of accounting and reporting functions in the future.

Additionally, we continue to improve and implement more rigorous period end reporting processes to include improved controls and procedures, resulting in frequent process refinement. Our remediation efforts are continuing and we expect to make additional changes to our control environment and accounting and reporting processes that we believe will strengthen our internal control over financial reporting. We have dedicated considerable resources to the design, implementation, documentation, and testing of our internal controls and although we believe the steps taken to date have improved the effectiveness of our internal control over financial  reporting, we have not completed all the corrective processes and procedures. Accordingly, we will continue to monitor the effectiveness of our internal control over financial reporting and as required, perform additional procedures to ensure that our financial statements are fairly stated in all material respects. We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  See also the risk factor “Risks Relating to our Common Stock— Due to a material weakness, our internal control over financial reporting were determined not to be effective for the fiscal year ended December 31, 2009. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods as a result of existing or newly identified material weaknesses in internal controls” beginning on page [15] of this prospectus.

RESALE OFFERING

Issuer:	InfoLogix, Inc.

Selling Stockholder:	Hercules Technology I, LLC (“HTI”)

Common stock offered	3,364,738 shares, par value $0.00001 per share, which includes 672,948 shares issuable to HTI upon the exercise of a warrant.

Manner of Offering

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices. See “Plan of Distribution” beginning on page 23 of this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus. However, we will receive proceeds from the exercise of the warrants, if any, to the extent the warrants are not exercised on a cashless basis. See “Use of Proceeds” beginning on page 17 of this prospectus.

Risk Factors

See “Risk Factors” beginning on page 5 and other information contained elsewhere in this prospectus for a discussion of certain risks that you should consider carefully before buying shares of our common stock.

NASDAQ Capital Market symbol	“IFLG”

On January 5, 2010, InfoLogix, Inc. effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed in this prospectus reflect the post-split number of shares of common stock.  Unless specifically stated otherwise, the information in this prospectus assumes no exercise of outstanding options, warrants or other convertible securities.

RISK FACTORS

An investment in our common stock involves a number of risks. Before deciding to invest in us or to maintain or increase your investment, you should carefully consider the risks described below, together with the other information contained in this prospectus and in any prospectus supplement or incorporated by reference herein or therein, the risks described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009.  The risks and uncertainties described below or in the information incorporated by reference are not the only risks we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.  If any of these risks are realized, our business, financial condition or results of operations could be harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment. For more information about forward-looking statements, please see the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Ability to Continue as a Going Concern

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern. We may need additional liquidity and capital resources to achieve our goals.

We have incurred significant losses from 2006 through 2009, including a net loss of $22.38 million for the year ended December 31, 2009.  As of December 31, 2009, we had cash and cash equivalents of $1.02 million, total liabilities of $38.49 million and an accumulated stockholders’ deficit of $2.54 million.  We have substantial near-term liquidity requirements related to the repayment of a seller note that comes due on September 30, 2010 and our revolving line of credit under our amended and restated loan and security agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) and earn out payment obligations from past acquisitions.  We do not currently expect to generate sufficient cash flow from operations to fund those obligations.  Based on our history of losses and substantial near-term liquidity requirements, our independent registered public accounting firm included an explanatory paragraph with respect to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2009.  The presence of this explanatory paragraph may have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees and could make it more challenging for us to raise additional financing or refinance our existing indebtedness.

In light of our losses and liquidity requirements, we have undertaken a series of actions to reduce costs and have explored potential sources of financing and other strategic initiatives.  Even with the restructuring of our debt with Hercules on November 20, 2009 (see “Selling Stockholder” beginning on page 18 of this prospectus for more information) and subsequent additional borrowings from Hercules in February and April 2010, we continue to believe that we need to raise additional capital and to further restructure our debt obligations to meet our liquidity needs and to more effectively pursue our strategic objectives.  Future initiatives include additional cost control measures and may include additional financing and further restructuring of our debt. Our continued operations are dependent on our ability to implement these plans successfully. If we are unable to do so, we may be unable to continue as a going concern.

Risks Relating to our Indebtedness

We will need additional financing to fund our operations and finance our growth; we may be unable to obtain financing on terms acceptable to us.

We will be required to raise additional capital through either equity or debt financing to fund our operations, including any operating losses, and to implement our current or future strategies, including strategic acquisitions. Factors that could increase our need to seek additional financing include decreased demand and market acceptance for our products and services, the inability to successfully develop new products and services, competitive pressures resulting in lower pricing, new products and services offered by our competitors, and acquisition opportunities. In addition, if our obligations under existing indebtedness are accelerated or when our existing credit facilities expire, we would likely need to obtain replacement debt financing. The capital and credit markets in the United States continue to experience extreme volatility and disruptions, and the current turmoil affecting the financial markets and the banking system, as well as the possibility that financial institutions may consolidate or go out of business, have resulted in a tightening in the credit markets and a low level of liquidity in many financial markets. These developments have made financing terms materially less attractive and, in some cases, made financing unavailable. As a result, we may be unable to obtain any financing, including both new and replacement financing, that we might require to operate our business. In particular, in this environment, it will be extremely difficult to obtain additional debt financing or to refinance or replace our existing indebtedness.

There can be no assurance that additional or replacement debt financing will be available to us on commercially reasonable terms or at all. If we incur additional debt, our interest expense would increase. If we raise capital through the sale of equity securities, the percentage ownership of our existing stockholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock, including liquidation preferences, dividend rights, board representation, and blocking rights for certain transactions and other matters. If we are unable to obtain additional or replacement financing when we need it, our ability to fund our operations and meet our plans for expansion would be materially adversely affected.

We are currently in default under the terms of our amended and restated loan and security agreement and there can be no assurance that we can cure the default.

Our amended and restated loan and security agreement provides us with a $12 million line of credit, three term loans with an aggregate principal amount of $11.85 million, and an equipment loan with availability of up to $3 million. The term loans include a $5.5 million, 48-month amortizing loan, a $5 million convertible note due on November 1, 2014, and a $1.35 million convertible note due on April 1, 2013. The amended and restated loan and security agreement contains restrictions and covenants and requires us to maintain specified financial ratios and tests. For example, the amended and restated loan and security agreement restricts our ability, among other things, to incur additional indebtedness, to acquire other companies or the assets of other companies and to pay dividends without the lender’s consent. If we fail to meet or satisfy any of the restrictions, covenants, financial ratios or financial tests, we would be in default under the amended and restated loan and security agreement. The loans are secured by all of our assets. We are also required by our lender to maintain a minimum cash balance of $1 million. An event of default under the amended and restated loan and security agreement would give the lender the right to declare all amounts outstanding under the credit facility due and payable and enforce its rights to foreclose on the collateral securing the loans.

On February 10, 2010, Hercules sent us a letter notifying us of an event of default as of February 5, 2010 and us a default interest rate of an additional 3% to the applicable regular interest rate for the period starting February 5, 2010. Events of default are continuing and default rate interest will be payable monthly on the same date as regular interest unless Hercules chooses to demand payment of default interest on another date. As of March 31, 2010, we were not in compliance with the borrowing base requirement related to the revolver, the minimum cash requirement of $1 million, and the minimum EBITDA requirement.  As a result of the above defaults, all balances outstanding under the amended and restated loan and security agreement at March 31, 2010 were classified as current in the consolidated balance sheet filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  Hercules has not chosen to accelerate our obligations under the amended and restated loan and security agreement, but has expressly not waived any events of default or any of its remedies. We do not have adequate liquidity to repay all outstanding amounts under the credit facility and payment acceleration would have a material adverse effect on our liquidity, business, financial condition and results of operations.

The covenants in our credit facility may restrict our operations, which could inhibit our ability to execute our growth strategy and have a negative effect on our results of operations.

Even without payment acceleration, the restrictions contained in the amended and restated loan and security agreement could inhibit our ability to obtain financing and engage in other business activities that are important to our business and growth strategies, which could inhibit our ability to operate our business and increase our revenues and profitability.

Our indebtedness could adversely impact our financial condition.

On May 19, 2010, as a result of our amended and restated loan and security agreement, we had approximately $24.0 million of total senior indebtedness outstanding, including short-term debt and approximately $7.6 million under our revolving line of credit facility. We may increase the amount of our indebtedness in the future, which could have an important impact on our stockholders. An increase in our indebtedness could:

•                  cause us to violate certain provisions contained in our amended and restated loan and security agreement;

•                  make us more vulnerable to economic downturns and limit our flexibility to plan for or react to changes in business and economic conditions;

•                  limit our ability to withstand competitive pressures through increases in our cost of capital; and

•                  harm our ability to obtain additional debt or equity financing in the future.

If any of the foregoing were to occur, our ability to execute our business and growth strategies would be impaired and our results of operations could be harmed.

Risks Related to our Controlled Company Status

Interests of our controlling stockholder may conflict with the interest of our other stockholders.

The selling stockholder, HTI, a wholly owned subsidiary of our senior lender Hercules, owns approximately 40% of our outstanding common stock on a fully diluted basis and shares having approximately 72% of our total voting power. HTI may have interests that differ from our other stockholders’ interests, and it may vote in a way adverse to these interests. Additionally, HTI has and will continue to have control over the outcome of certain matters requiring stockholder approval, including the power to, among other things, elect members of our Board of Directors, amend our certificate of incorporation or by-laws and approve extraordinary transactions, including mergers, acquisitions or dispositions of all or substantially all of our assets.  HTI may also prevent or cause a change of control, delay a change of control, or cause a change of control to occur at a time when it is not favored by other stockholders. This could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may adversely affect the market price of our common stock. HTI’s ability to employ anti-takeover measures is strengthened due to the security ownership of its parent, Hercules, which owns securities convertible into approximately 37% of our outstanding common stock on a fully diluted basis. See also the risk factor “Provisions in our organizational documents and under Delaware law, as well as governance rights and security ownership of HTI and Hercules, may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us” and “Description of Capital Stock — Anti-Takeover Provisions in our Governance Structure” beginning on page 21 of this prospectus.

In addition, HTI and its affiliates may engage in business with companies that may compete with us or with our subsidiaries. HTI is not obligated to advise us of any investment or business opportunities of which they are aware, and they are not prohibited or restricted from competing with us or with our subsidiaries.

Our controlling stockholder has the contractual right to nominate three members of our Board of Directors.

Under the terms of a debt conversion agreement between us and HTI, HTI has the contractual right to nominate three of the seven voting members of our Board of Directors. Our Board of Directors appoints the members of our senior management. As a result, HTI has significant influence over the appointment of the members of our senior management and may be able to prevent any changes in senior management that other stockholders, or that other members of our Board of Directors, may deem advisable. Due to the significant influence of HTI on our Board of Directors, HTI has the power to influence all decisions of the Board of Directors, including whether to approve extraordinary transactions, mergers, acquisitions or dispositions of all or substantially all of our assets.

Our stockholders do not have the same protections available to other stockholders of NASDAQ-listed companies because we are currently a “controlled company” within the meaning of NASDAQ Listing Rules.

The selling stockholder, HTI, currently controls a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the rules governing companies with stock quoted on The NASDAQ Capital Market. As a controlled company, we qualify for, and may and intend to rely upon, exemptions from several corporate governance requirements, including requirements that:

•                  a majority of the Board of Directors consist of independent directors;

•                  compensation of officers be determined or recommended to the Board of Directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•                  director nominees be selected or recommended to the Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Additionally, HTI has the right to have its nominees represented on our Compensation and Nominating and Corporate Governance Committees. Accordingly, our stockholders will not be afforded the same protections as stockholders of other NASDAQ-listed companies for so long as HTI owns a majority of our outstanding common stock.

Risks Relating to our Business and Industry

We have incurred losses in the past and our ability to operate profitably in the future is uncertain.

For the years ended December 31, 2009 and 2008, we generated net revenues of $86.92 million and $100.72 million, respectively, and incurred net losses of $22.39 million and $13.19 million, respectively.  We have incurred net losses in each of the last four full fiscal years and we may incur additional losses in the future.  Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.  If our business and revenues grow more slowly than we anticipate, our operating expenses exceed our expectations, we are unable to sell our products and services at acceptable prices relative to our costs, or we fail to develop and introduce on a timely basis new products and services from which we can derive additional revenues, our financial results will suffer.

Achieving profitability may be affected by the continued downturn in economic, business or industry conditions.

In weak economic, business or industry conditions, customers or potential customers could reduce or delay their technology investments.  Reduced or delayed technology investments could decrease our sales and profitability.  In such an environment, our customers may experience financial difficulty, cease operations or fail to budget or reduce budgets for the purchase of our products and professional services.  This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing our sales and profitability to decline. In addition, general economic uncertainty and general declines in capital spending in the information technology sector make it likely that the purchasing requirements of our customers and the markets we serve will decline.  There are many other factors that could affect our revenues and profitability, including:

•the introduction and market acceptance of new technologies, products and services;

•new competitors and new forms of competition;

•adverse changes in the credit quality of our customers and suppliers;

•changes in the pricing policies of, or the introduction of, new products and services by us or our competitors;

•changes in the terms on which we do business with our customers, suppliers or key relationships;

•the availability, pricing, quality, and delivery time of products from our suppliers; and

•variations in costs for products and services and the mix of products and services sold.

In particular, we serve the healthcare and commercial industries, which continue to experience significant challenges, primarily due to macroeconomic conditions that have resulted in a decreased demand for their products and services.  Some of our customers are facing constraints on their information technology budgets and are seeking more flexibility in the timing of their purchases from us.  As a result of the continuing macroeconomic downturn, some of our customers may face financial challenges going forward.  It is unclear when the general economic climate will improve and when our customers may benefit from improved conditions.  These factors could adversely affect our business, profitability and financial condition and diminish our ability to achieve our strategic objectives.

Achieving profitability and managing our growth are necessary to achieve our strategic objectives.

The industries in which we operate are highly competitive.  To meet our growth objectives, we believe that we need to continue to add and increasingly emphasize higher-value, proprietary solutions, including mobile managed services, software applications and consulting services.  There can be no assurance that we will effectively deploy our initiatives or be successful in obtaining customer acceptance of our current and anticipated higher margin products and services or developing new products and services with higher margins, and if we do not, we would not meet our strategic objectives.

In addition, the implementation of our strategic initiatives to reduce costs and achieve profitability may have the unintended effect of placing a significant burden on our management and our operational and financial resources.  If we fail to successfully implement these initiatives, or encounter unexpected difficulties in that process, our business and results of operations could be adversely affected.

Also, to manage any future growth of our business, we will need to hire, integrate and retain highly skilled and motivated employees.  We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures.  If we do not effectively manage our growth and cost structure, we may not be able to meet our strategic objectives.

We may engage in acquisitions that could disrupt our business, could be difficult to integrate with our existing operations, cause dilution to our stockholders and harm our business, operating results and financial condition, and we may be unable to find suitable acquisition candidates consistent with our strategic objectives.

In the past, as part of our acquisition strategy, we acquired the businesses and certain assets of DDMS Holdings, LLC, AMTSystems, Inc., Healthcare Informatics Associates, Inc., Delta Health Systems, Inc. and Aware Interweave, Inc. during 2007 and 2008.  Though we did not complete any business acquisitions in 2009 and acquisitions are not a primary focus of our current strategy, past and potential future acquisitions of other companies or businesses may present us with growth opportunities, but also involve numerous risks, including:

•problems combining the acquired operations, technologies or products;

•unanticipated costs;

•diversion of management’s time and attention from our core business;

•adverse effects on existing business relationships with customers and suppliers;

•risks associated with entering markets in which we have no or limited prior experience;

•potential loss of key employees, particularly those of the acquired business; and

•continuing obligations to fund earn out payments or to repay acquisition financing.

There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses.  Any difficulties we encounter in the integration process could divert management from day-to-day responsibilities, increase our expenses and have a material adverse effect on our business, financial condition and results of operations.

For future acquisitions, we may not be able to find suitable acquisition candidates, we may not be able to complete acquisitions on favorable terms, if at all, and we may not be able to finance acquisitions on favorable terms, if at all.  Though we have no current plans for acquisitions, if we do complete acquisitions, we may not maintain or may weaken our competitive position or may not achieve our goals, or may be viewed negatively by customers, financial commentators or investors.  Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition.  Future acquisitions may reduce our cash available for operations, debt service and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

We depend on our existing senior management team and on recruiting and retaining additional senior managers in order to be successful, and the loss of or failure to recruit key executives could materially and adversely affect our business.

Our current and future performance depends, in significant part, upon retaining our existing senior management team, whose knowledge, leadership and technical abilities would be difficult to replace and recruiting and retaining qualified senior managers.  Our success also depends in part upon the ability of our executives to work effectively together and with the rest of our employees to continue to develop our technologies and services and to manage the operation and potential growth of our business.  We also must continue to develop and retain a strong core group of senior executives in order to realize our goal of growing our business and achieving profitability.  We may be unsuccessful in our efforts.  The unplanned loss of the services of one or more of our executives could have an adverse effect on our business and profitability.

We are dependent on our allied customers and key industry relationships.

We maintain important relationships with hardware and software technology leaders.  We regard these relationships as more than traditional customer/supplier relationships and believe they represent an important lead referral source and sales channel for us.

There can be no assurance that we or our key relationships can continue to be successful in maintaining relationships with customers or that we or our allied customers could find adequate replacements if needed.  The loss of any of these allied customers or key relationships could result in the temporary or permanent cessation of a group of products or solutions and result in the loss of a portion of our existing and anticipated customer base and related revenue.

We depend on third-party suppliers and manufacturers to manufacture our products.  If these third parties experience any delay, disruption or quality control problems in their operations, or cease manufacturing our products, we could lose market share and revenues, and our reputation may be harmed.

A substantial portion of our products are manufactured, assembled, tested and packaged by third parties.  We rely on several suppliers and manufacturers to procure components and various products that we sell and, in some cases, subcontract engineering work.  Some of our products are manufactured by a single manufacturer and, if we were to lose the services of this manufacturer, finding a suitable replacement could prove particularly difficult. In most cases, we do not have long-term contracts with these third parties.  If our suppliers and manufacturers encounter financial or other business difficulties, if their strategic objectives change, or if they perceive us to no longer be an attractive customer, they may cease to manufacture our products and our business could be harmed.

The loss of the services of any of our primary manufacturers or a material change in the terms on which we do business with them could cause a significant disruption in operations and delays in product shipments, which could adversely impact our cash flow.  Qualifying a new manufacturer and commencing volume production is expensive and time consuming.

Our reliance on third-party suppliers and manufacturers also exposes us to the following risks over which we have limited control:

•inability to procure key required components for our finished products to meet our customers’ demands;

•unexpected increases in manufacturing and repair costs;

•unexpected reductions in payment terms;

•interruptions in shipments if one of our manufacturers is unable to complete production;

•inability to control the quality of finished products;

•inability to control delivery schedules;

•inability to obtain favorable pricing;

•unpredictability of manufacturing yields; and

•potential lack of adequate capacity to manufacture all or a part of the products we require.

If we are unable to provide our third-party suppliers and manufacturers with an accurate and timely forecast of our component and material requirements, we may experience delays in the manufacturing of our products and the costs of our products may increase.

We provide our third-party suppliers and manufacturers with forecasts of our demand that they use to determine their material and component requirements.  Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time.  Some of our components require substantial lead times. If our forecasts are less than our actual requirements, or are not delivered in a timely manner, our manufacturers may not be able to manufacture enough products to meet our needs.  If our forecasts are too high, our suppliers and manufacturers may be unable to use all of the components they have purchased on our behalf.  Therefore, the cost per unit of producing products for us may be higher and those costs may be passed through to us, which could reduce our margins or raise our product prices relative to our competitors.  Moreover, if they are unable to use certain components, we may be required to reimburse them for any losses they incur.

Our industry is highly competitive, and competitive pressures from existing and new companies may have a material adverse effect on our business, revenues, growth rates, market share, and profitability.

Our industry is highly competitive and influenced by many factors, including the following:

•advances in technology;

•introduction of new products and services;

•evolving industry standards;

•product improvements;

•rapidly changing customer needs;

•intellectual property invention and protection;

•marketing and distribution capabilities;

•competition from highly capitalized companies;

•competition from companies with stronger brand recognition and greater financial resources;

•entrance of new competitors;

•customer budget pressure on information technology spending; and

•price competition.

If we do not keep pace with product and technology advances, our products and services could be rendered obsolete, which would have a material adverse effect on our competitive position, revenues and prospects for growth.  There is also likely to be continued pricing pressure resulting from the economic downturn or as competitors attempt to maintain or increase market share.

The products manufactured and marketed by us and our competitors are becoming more complex.  As the technological and functional capabilities of our products increase, these products may begin to compete with products being offered by companies that have substantially greater financial, technical, marketing and manufacturing resources than we do.  We may not be able to compete successfully against these competitors, and competitive pressures may result in a material adverse effect on our business, revenues, growth rates, market share and profitability.

We also compete with certain of our key relationships from time to time.  If we are unable to maintain our relationships with them, we may be forced to compete directly with them for customers that we previously had served through our relationships.  We may also lose our key relationships as customers. Our key relationships generally have substantially greater financial, technical, marketing and manufacturing resources than we do and may be able to directly offer their customers solutions similar to those we offer.

If we fail to continue to introduce new products and services that achieve sufficient market acceptance on a timely basis, we will not be able to compete effectively and we will be unable to increase or maintain revenues and profitability.

Our future success depends on our ability to develop and introduce new products, services and technology enhancements that achieve sufficient market acceptance.  If we are unable to develop and introduce new products and services that respond to emerging technological trends and customers’ critical needs, our profitability and market share will suffer.  The process of developing new technology and related services is complex and uncertain, and if we fail to accurately predict customers’ changing needs or emerging technological trends, our business could be harmed.  We must commit resources to developing new products before knowing whether our investments will result in products the market will accept.  We may also have difficulty obtaining the capital resources necessary to develop and introduce new products.  We may encounter delays in manufacturing, producing and deploying new or improved products or offering new or improved services.  Our new products and services may not be commercially successful.  If we expend a significant amount of resources and our efforts do not lead to the successful introduction of new or improved products or services, there could be a material adverse effect on our business, profitability, financial condition and market share.

Demand for existing products may decrease following the announcement of new or improved products. Further, since products under development are often announced before introduction, these announcements may cause customers to delay purchases of our products, even if newly introduced, until new or improved versions of those products are available.  If customer orders decrease or are delayed during a product transition, we may experience a decline in revenue.  Our profitability might decrease if customers, who may otherwise choose to purchase existing products, instead choose to purchase lower priced models of new products.  Delays or deficiencies in the development, manufacturing, and delivery of, or demand for, our new or improved products would adversely affect our business and profitability.

If we are unsuccessful in expanding our professional services, we may fail to achieve our objectives.

We have been expanding our professional services and enhancing our technical knowledge to broaden our service offerings and to transition our business to focus on higher margin software applications, consulting and other professional services and away from the sale of hardware and related warranties.  To do so, we have been increasing our in-house talent pool and introducing new products for support and professional services, including through acquisitions of businesses that we believe complement our existing services.  We look to leverage new employees that are skilled in our business to reduce our dependence on outside assistance.  Our initiatives will include reducing dependence on outside service providers, determining specific methodologies and processes for meeting customer needs, conducting in-house training sessions, and leveraging business partnerships to increase professional services opportunities.  These initiatives have required, and will continue to require, significant investment by us, including expenses relating to the recruiting and training of these new employees.  There is no assurance that we will have adequate resources to continue to implement these initiatives or that they will improve the sales and profitability of our professional services.

Any failure in our ability to offer high-quality support and other services could have a material adverse effect on our sales and results of operations.

Once our products are integrated within our customers’ hardware and software systems, our customers may depend on our support organization to manage those systems and resolve any issues that may arise.  A high level of support is critical for the successful marketing and sale of our solutions.  If we do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing  support, our ability to sell our solutions to existing customers could be adversely affected, and our reputation with potential customers could be harmed.  In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure to maintain high-quality support and services, or to adequately assist our key relationships in providing high-quality support and services, could result in customers choosing to use our competitors’ products and services instead of ours.

We rely on information technology and could be adversely affected if we are unable to maintain and upgrade our technology to remain competitive.

We have invested in sophisticated technologies and information systems to allow us to provide customized solutions to our customers’ needs.  We anticipate that it will be necessary to select, invest in and upgrade our technology and systems to maintain our competitiveness.  In the event of substantial improvements in technologies and equipment, we may be required to invest in new systems and equipment and to hire and retain qualified persons to implement and maintain them.  There can be no guarantee that we will be able to maintain and upgrade the technology and systems necessary for our business to remain competitive, and any disruption to or infiltration of our information technology systems could significantly harm our business and profitability.

If we are unable to protect our intellectual property rights or if third parties assert we are in violation of their intellectual property rights, we could be prevented from selling our products, the time and attention of management could be diverted from operating our business and our ability to attract new customers and retain current customers could be hampered, any of which could have a material adverse effect on our business, financial condition and results of operations.

We file patent applications to protect technology, innovations and improvements that we consider important to the development of our business.  Throughout our history, we have invested in and acquired intellectual property assets.  We continue to partner and invest to develop, capture and deliver unique, high-quality, differentiated and cost-effective mobile workforce technology solutions for our customers.  We have 23 issued patents in the U.S. and 13 in other countries related to wearable computers and surrounding RFID technology that manages proper medication delivery and administration.  We have 5 patent applications pending with the U.S. Patent and Trademark Office and six in other countries, likewise related to medication delivery and administration and aspects of wearable computing devices.

We have also developed other proprietary solutions, including form-factor PC technologies designed specifically for low power consumption, handheld and kiosk point of sale devices and several customized software applications.  We seek to protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries.  There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products.

Our competitors may independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete and to receive licensing revenues could be significantly impaired.  To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties.  Any such action could result in significant costs and diversion of our resources and management’s attention, and we may be unsuccessful in any such action.  In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing.  Furthermore, the laws of certain countries in which our products are or may be licensed do not protect our proprietary rights to the same extent as the laws of the U.S.

Third parties may assert claims of infringement of intellectual property rights against us or against our partners for which we may be liable under certain indemnification arrangements.  The failure to obtain a license on commercially reasonable terms or the entry of an injunction that impairs our ability to market certain products or services could have a material adverse effect on our business, reputation, profitability or financial condition. Any litigation regarding patent and other intellectual property rights could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims from customers for indemnification.  Any resulting litigation, regardless of its resolution, could result in substantial costs and diversion of resources.  If it were determined that our products infringe upon the intellectual property rights of others, we would need to obtain licenses from these parties or reengineer our products in order to avoid infringement.  We might not be able to obtain the necessary licenses on acceptable terms or at all, or to reengineer our products successfully.  Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages or be enjoined from licensing or using the infringing products or technology, or both.  Any of these events could cause us to incur significant costs and prevent us from selling our products and could have material adverse effect on our business and our ability to compete.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology our ability to offer competitive products could be harmed and our costs of production could increase.

We obtain non-exclusive software license rights to technologies from third parties that are incorporated into and necessary for the operation and functionality of certain of our products.  Because the intellectual property for which we have obtained licenses is available from third parties, barriers to entry for our competitors may be lower than if we owned exclusive rights to these technologies.  On the other hand, if a competitor enters into an exclusive arrangement with any of our third-party technology providers, our ability to develop and sell products containing that technology could be severely limited.  Our success depends in part on our continued ability to have access to these technologies on commercially reasonable terms.  If we do not continue to hold or obtain licenses to use necessary technologies, we may be forced to acquire or develop alternative technology that may be of lower quality or performance standards.  This could limit and delay our ability to offer competitive products and increase our costs of production. As a result, our profitability and market share could be harmed.

Our products are complex and may contain undetected and unexpected defects, errors or failures.

Substantial product defects could result in product recalls, repairs or an increased amount of product returns, loss of market acceptance and damage to our reputation, which in turn could increase our costs, cause us to lose sales and have a material adverse effect on our profitability.  Product defects might also result in claims against us by our customers or others. In addition, the occurrence of any defects or errors in these products could result in cancellation of orders, difficulty in collecting accounts receivable, increased service and warranty costs in excess of our estimates, diversion of resources, and increased insurance costs and other losses to our business or to end-users.

Incompatibilities, defects or bugs in our products may not be detected until our customers begin to install the products or later.  We may need to modify the design of our new or improved products if they have incompatibilities, defects or bugs, which could result in significant expenditures, delays in product purchases or canceled orders.

Because we often sell our products on a purchase order basis, we are subject to uncertainties and variability in demand from our customers.

We sell our mobile workstations and other devices on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements.  Consequently, the level and timing of our sales are subject to variations in demand from our customers.  Orders can be cancelled, reduced or delayed due to customer budget cycles, the introduction or anticipated introduction of new products or technologies or general economic conditions.  Generally, sales are sequentially down in the first quarter from the fourth quarter, higher in the second quarter, flat or slightly higher or lower in the third quarter, and strongest in the fourth quarter.  If we are unable to anticipate and respond to the demands of our customers, our business, financial position and operating results may be adversely affected.

Our products are subject to certain government regulations and noncompliance with, or a change in, those regulations could have a material adverse effect on our business, financial condition, and results of operations.

Our products are subject to regulation by federal, state and local agencies in the U.S. and agencies in certain foreign countries where our products are manufactured or sold.  There can be no assurance that we will be able to maintain compliance with these regulations, particularly if they were to change.  Regulatory changes may require us to make modifications to certain of our products so that we can continue to manufacture and market our products, which could result in unanticipated costs and delays.  Our failure to comply with these regulations, or delays resulting from modifications could have a material adverse effect on our business, financial condition and results of operations.

Armed hostilities, terrorism, natural disasters, or public health issues could harm our business.

Armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business.  Any such events could, among other things, cause further instability in financial markets and could directly, or indirectly through reduced demand, negatively affect our facilities and operations or those of our customers or suppliers.  If our customers experience any disruptions in the solutions that we provide to them as a result of any such events, we may not be successful in alleviating the disruptions, particularly if many customers are affected by any of these events.

Risks Relating to our Common Stock

Our stock may be subject to delisting from The NASDAQ Capital Market if the closing bid price for our common stock is not maintained at $1.00 per share or higher.

Our common stock is listed on The NASDAQ Capital Market, which imposes, among other requirements, a minimum bid requirement.  The price of our common stock must trade at or above $1.00 to comply with the minimum bid requirement for continued listing. On September 16, 2009, we received a deficiency letter from the NASDAQ Stock Market (“NASDAQ”) stating that we no longer met the minimum $1.00 per share requirement.  We had a grace period of 180 calendar days, or until March 15, 2010, to regain compliance, which would occur if the bid price of our stock closed at $1.00 per share or more for a minimum of 10 consecutive business days.  On January 5, 2010, we amended our certificate of incorporation to effect a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock in an attempt to increase the trading price of our common stock and to regain compliance with the minimum bid price rule and avoid delisting of our stock.  The reverse stock split was reflected on The NASDAQ Capital Market at the opening of trading on January 6, 2010.  Since that date, the closing price of our common stock has ranged from a low of $1.67 to a high of $8.55.  As such, on January 21, 2010, we received a notice from NASDAQ that we have regained compliance with the minimum bid price requirement and the matter is now closed.  There is no guarantee that the market price of our common stock will continue to trade above $1.00 or that we will continue to comply with the minimum bid requirement.  If we fail to maintain compliance with the continued listing standards, a delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease and could also adversely affect our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors, customers, suppliers and employees.

Our stock may be delisted from The NASDAQ Capital Market if we do not maintain certain levels of stockholders’ equity, market value of listed securities, or net income from continuing operations.

Our common stock is listed on The NASDAQ Capital Market, which imposes, among other requirements, a requirement that a listed company maintain either a minimum of $2.5 million in stockholders’ equity, a minimum of $35 million of market value of listed securities, or a net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.  On August 19, 2009, we received a letter from NASDAQ, notifying us that we were not in compliance with these requirements.  On October 30, 2009, we received notice that NASDAQ granted our request for an extension to regain compliance with these requirements.  We had until November 20, 2009 to regain such compliance.  On November 25, 2009, we received notice from NASDAQ that we had regained compliance with the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Capital Market, but noting that NASDAQ would continue to monitor our compliance with this listing rule, and that, if at the time of our next periodic report we did not evidence compliance, we might be subject to delisting.  On April 20, 2010, we received a new staff determination letter from NASDAQ notifying us of our non-compliance with NASDAQ’s continued listing standards.  On December 31, 2009, our stockholders’ deficit of $2.54 million was again below the minimum stockholders’ equity requirement.  The NASDAQ staff determined to delist our common stock unless we requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) on or before April 27, 2010.  On April 27, 2010 we requested a hearing before the Panel and, as a result, our common stock will remain listed on NASDAQ pending the issuance of a decision by the Panel following the hearing, which is currently scheduled for June 10, 2010.  There can be no assurance that the Panel will grant our request for continued listing. A delisting of our common stock from NASDAQ could adversely affect the market liquidity of our common stock, cause the market price of our common stock to decrease and could also adversely affect our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors, customers, suppliers and employees.  If our common stock is delisted we may seek to have our stock quoted on the Pink OTC Market (also known to as the “Pink Sheets”) or traded on the OTC Bulletin Board, however there can be no assurance that we will be successful in such efforts.

The market price of our common stock may continue to be highly volatile and continue to be subject to wide fluctuations.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

•announcements of new products or services by our competitors;

•quarterly variations in our revenues and operating expenses;

•our announcements of technological innovations or new products or professional services;

•sales of common stock by our directors and executive officers or Hercules or the selling stockholder, HTI; and

•continuing uncertainty and adverse developments in the overall stock market.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

As of the date of this prospectus, we had approximately 1,030,354 million shares of common stock that were available to be publicly traded. This prospectus relates to the resale by the selling stockholder of up to 3,364,738 shares of our common stock. Although our common stock is listed on The NASDAQ Capital Market, it does not generally have a high average trading volume. For example, since we became listed on NASDAQ in September 2007, our average daily trading volume has been approximately 16,682 shares.  Our low trading volume may cause the price of our common stock to be volatile. The last reported sale price of our common stock on NASDAQ on May 19, 2010 was $8.89.

If the selling stockholder sells substantial amounts of our shares of common stock, the market price of our shares of common stock could decrease significantly.  The perception in the public market that the selling stockholder might sell our shares of common stock could also depress our market price.  The number of shares of common stock that are available to be publicly traded as a result of this registration has increased by approximately 327%.  Furthermore, we are obligated to file a registration statement with the SEC prior to May 31, 2010 to register the 412,087 shares that may be issued to Hercules upon the conversion of one of our term loans, as well as any additional shares that may be issued to Hercules in payment of default interest under our amended and restated loan and security agreement.

There may be a limited public market for our securities.

Although we currently are listed on The NASDAQ Capital Market, there can be no assurance that the Panel will grant our request for continued listing or that the trading of our common stock will be sustained. If we fail to qualify for continued listing on The NASDAQ Capital Market or for listing on another registered stock exchange, we may seek to have our common stock quoted on the Pink Sheets or traded on the OTC Bulletin Board, although there is no assurance that we will be successful in such efforts.  As a result, our stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock, and our common stock would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.  An active public market for shares of our common stock may not develop, or if one should develop, it may not be sustained.  Therefore, our stockholders may not be able to find purchasers for their shares of our common stock.

We do not expect to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.  Any payment of future dividends will be at the discretion of our Board of Directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time.  Our amended and restated loan and security agreement with Hercules currently restricts our ability to pay dividends on our common stock.  Accordingly, our stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to make a positive return on their investment. Investors seeking cash dividends should not purchase our common stock.

Due to a material weakness, our internal control over financial reporting were determined not to be effective for the fiscal year ended December 31, 2009. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods as a result of existing or newly identified material weaknesses in internal controls.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Pursuant to the Sarbanes-Oxley Act of 2002, we are required to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be adversely impacted, we could fail to meet our reporting obligations, and our business and stock price could be adversely affected.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and have concluded that, subject to the inherent limitations identified in Item 9A(T) of Part II of our Form 10-K, as of April 15, 2010, our disclosure controls and procedures were not effective due to our independent public accountants’ identification of the existence of a material weakness in our internal control over financial reporting as described in our Form 10-K for the year ended December 31, 2009, our disclosure controls and procedures were not effective due to our independent public accountants’ identification of the existence of a material weakness in our internal control over financial reporting, as described therein.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect financial statement misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objective is missing, or when an existing control is not properly designed so that even in the control operates as designed, the control objective would not be met. A deficient in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

In connection with the audit on our consolidated financial statements as of and for the year ended December 31, 2009, our independent public accountants, in accordance with the standards of the Public Company Accounting Oversight Board, identified deficiencies in internal control related to our accounting for the Hercules Restructuring. Specifically, we failed to properly apply the Debt Topic of the FASB Accounting Standards Codification and failed to timely make certain material adjustments required in connection with the Hercules Restructuring, including recording a $6.78 million loss on debt extinguishment and a $4.29 million increase in additional paid-in capital.

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We cannot be certain that our remediation efforts will ensure that our management designs, implements and maintains adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate the material weakness identified. Our inability to remedy the identified material weakness or any additional deficiencies or material weaknesses that may be identified in the future could, among other things, could have a material adverse effect on our business, results of operations and financial condition, as well as impair our ability to meet our quarterly, annual and other reporting requirements under the Securities Exchange Act of 1934 in a timely manner, and require us to incur additional costs or to divert management resources.

Provisions in our organizational documents and under Delaware law, as well as governance rights and security ownership of HTI and Hercules, may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Certain provisions of our certificate of incorporation and by-laws may strengthen our Board of Directors’ position in the event of a hostile takeover attempt.  These provisions have the effect of providing stockholders may only remove a director by a majority vote of all shares outstanding and entitled to vote at a special meeting called for that purpose, that stockholders may only call a special meeting by the request, in writing, of stockholders owning individually or together ten percent or more of our entire capital stock outstanding and entitled to vote, and that we may issue preferred stock with such rights, preferences, privileges and limitations as our Board of Directors may establish.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

Furthermore, HTI’s rights to representation on our Board of Directors, the controlling ownership interest currently held by HTI and the ability of HTI and its parent corporation, Hercules, to further increase their holdings of our common stock could be a significant deterrent to any other person interested in acquiring a controlling interest in us.

See also “Description of Capital Stock — Anti-Takeover Provisions in our Governance Structure” beginning on page 20 of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, estimates, forecasts and projections about our company and our industry.  These forward-looking statements reflect our current views about future events and can be identified by terms such as “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan” and similar expressions, although not all forward-looking statements contain such identifying words.  You are cautioned not to place undue reliance on these forward-looking statements.  These forward-looking statements are not guarantees of future events and involve risks and uncertainties that are difficult to predict and are based upon assumptions that may prove to be incorrect.  Our actual results  could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including but not limited to, for example:

•our ability to refinance, replace or restructure our current indebtedness and to comply with the financial covenants and other terms and conditions contained in the agreements governing our indebtedness or any replacement indebtedness;

•our ability to operate profitably and manage growth of our business;

•our ability to introduce new products and services and maintain products and service quality;

•our ability to implement our business plan in difficult economic conditions and to adapt to changes in economic, political, business or industry conditions;

•our ability to find additional financing necessary to support our operations and/or strategic objectives while also maintaining our focus on operating and developing our business;

•our ability to successfully integrate acquisitions with our existing operations;

•our ability to retain, replace and hire experienced senior management;

•our relationships with our customers, key industry relationships and other third parties on which we rely;

•competition in the industries in which we compete;

•our ability to protect our intellectual property rights;

•restrictions on our operations contained in our amended and restated loan and security agreement or agreement for any replacement indebtedness; and

•our ability to improve our internal control over financial reporting.

We have disclosed additional important factors that could cause our actual outcomes and results to differ materially from the forward-looking statements under “Risk Factors” beginning on page 5 of this prospectus and elsewhere in this prospectus and in the documents we incorporate by reference in this prospectus. We do not undertake any obligation to update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by federal securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus.  If the selling stockholder exercises, on a cash basis and in full, the warrant underlying the shares being registered, we will receive a gross amount of $1,250,000.  We will use such funds, if any, for working capital and general corporate purposes.  We will not receive any proceeds from the exercise of the warrants on a cashless basis.

SELLING STOCKHOLDER

On January 5, 2010, we effected a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed below reflect the post-split number of shares of our common stock.

On November 20, 2009, we and our subsidiaries (collectively, the “Borrowers”) completed a restructuring transaction with Hercules Technology Growth Capital, Inc. (“Hercules”) and Hercules Technology I, LLC, a wholly-owned subsidiary of Hercules (“HTI”), pursuant to which $5 million of the Borrowers’ outstanding debt was converted into shares of our common stock and a warrant to purchase shares of our common stock, and the remaining outstanding debt with Hercules was otherwise restructured (the “Hercules Restructuring”).  The Hercules Restructuring also provided us with up to $5 million in additional availability under a revolving credit facility with Hercules, which amount was subsequently increased to $8.91 million, as an extension above our eligible borrowing base provided in the amended and restated loan and security agreement, pursuant to an amendment to the amended and restated loan and security agreement dated March 25, 2010.  In connection with the Hercules Restructuring, on November 20, 2009, we entered into a Debt Conversion Agreement with HTI, pursuant to which HTI exchanged $5 million in existing indebtedness (the “Conversion Amount”) for (i) 2,691,790 shares (the “Conversion Shares”) of our common stock, and (ii) a warrant to purchase 672,948 shares of our common stock (the “Warrant Shares”) at an exercise price of $1.8575 per share (the “Warrant”).  The Warrant has a five year term, is currently exercisable, and allows for cashless exercise at the option of HTI.

In connection with the Debt Conversion Agreement, on November 20, 2009, we and HTI entered into a Registration Rights Agreement whereby we agreed to file within 120 days after the closing of the Hercules Restructuring a shelf registration statement with the SEC covering the resale of the Conversion Shares and the Warrant Shares (the “HTI Registration Rights Agreement”).  Pursuant to the HTI Registration Rights Agreement, we are registering the resale by the selling stockholder from time to time of up to 3,364,738 shares, $0.00001 par value per share, of our common stock, which consists of the Conversion Shares and the Warrant Shares. The selling stockholder, including its transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus or a supplement hereto any or all of the shares of common stock. In the event that a sale is to be made pursuant to this prospectus by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or post-effective amendment, if necessary, naming such pledgee or transferee as a selling stockholder.

Under an amendment to the amended and restated loan and security agreement with Hercules entered into on February 19, 2010, we may request $3 million for use in purchasing equipment subject to valid, verified purchase orders acceptable to Hercules from suppliers approved by Hercules in its sole discretion.

On April 6, 2010, we entered into Amendment No. 2 to the amended and restated loan and security agreement with Hercules, pursuant to which Hercules funded a term loan in an original principal amount of $1.35 million (“Term Loan C”).  Interest on Term Loan C will accrue at a rate of 8% per annum and, at the discretion of Hercules, is payable either in cash or in kind by adding the accrued interest to the principal of Term Loan C.  All principal outstanding on Term Loan C will be due and payable on April 1, 2013.  Term Loan C may be converted into shares of our common stock at a price of $3.27 per share at any time at Hercules’ option.  We may prepay Term Loan C without incurring a prepayment penalty charge.  We also entered into a registration rights agreement with Hercules whereby we agreed to register the shares underlying Term Loan C by May 31, 2010.

Under the Debt Conversion Agreement, HTI has the right to nominate three directors to our Board of Directors (the “HTI Directors”).  Currently, Mark S. Denomme, Manuel A. Henriquez and Roy Y. Liu serve on our Board of Directors as the HTI Directors. In addition, one director must be mutually agreed on by us and HTI (the “Joint Director”).  HTI will continue to have the right to nominate at least three directors until we repay the term loan portions of our debt to Hercules and achieve certain financial results.

The following table sets forth the name of the selling stockholder and the number of shares of common stock beneficially owned by the selling stockholder before the offering and the shares that may be offered using this prospectus. The number of Warrant Shares included in the “Number of Shares being Offered” column assumes the full cash exercise of the Warrant. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of our common stock covered by this prospectus.  We cannot estimate the number of shares the selling stockholder will hold after the completion of the offering by the selling stockholder because it may sell all or a portion of the shares offered by this prospectus and we do not know if the selling stockholder will exercise the Warrant. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholder after the completion of this offering. Our registration of the shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of the shares.

The information presented below is based upon information obtained from the selling stockholder, information in our possession regarding the issuance of shares of common stock and the Warrant in connection with the Hercules Restructuring, and information filed by the selling stockholder with the SEC.  The percentage of shares owned after the offering set forth in the table below are based on 3,729,647 shares of our common stock outstanding on March 25, 2010 and the Warrant Shares.

The selling stockholder has represented to us that it is not a broker-dealer or affiliated with a broker-dealer.

	Shares of Common Stock Owned	Number of Shares being Offered		Shares Owned after Offering
Name of Beneficial Owner	Before the Offering(1)	Conversion Shares	Warrant Shares	Number	Percent(3)
Hercules Technology, Inc. (2)	3,364,738	2,691,790	672,948	0	*

*  Less than 1%.

(1)  The number of shares presented in this table as owned before the offering by the selling stockholder includes all shares of common stock issuable upon the cash exercise of the warrant issued to that stockholder pursuant to the Hercules Restructuring.

(2)  The following is based, in part, on information provided pursuant to a Schedule 13D filed jointly by Hercules and HTI on November 30, 2009 with the SEC as well as other reliable information known to us in connection with our amended and restated loan and security agreement with Hercules.  Hercules, the parent corporation of HTI, has shared voting and dispositive power over these securities.  Hercules also has sole voting and dispositive power over 7,546 shares of our common stock that were acquired directly by Hercules upon the exercise of a warrant on March 1, 2010.  Hercules also has the ability to acquire 2,691,790 shares of our common stock upon conversion of a portion of our term loan principal and an indeterminate number of our shares upon conversion of a portion of the interest on our term loan. The number of shares beneficially owned also does not include 412,087 shares that may be acquired upon the conversion of a term loan entered into on April 6, 2010.  The principal place of business of both Hercules and HTI is 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.  In connection with the rights of HTI under the Debt Conversion Agreement,  Manuel A. Henriquez, who is the co-founder, Chairman and CEO of Hercules, and Mark S. Denomme and Roy Y. Liu, who are Managing Directors of Hercules, are also members of our Board of Directors.

(3)  The selling stockholder’s sale of shares offered by this prospectus would not impact the holdings by its parent corporation, Hercules, of securities convertible into shares of our common stock.  If HTI sells all of the shares offered hereby, Hercules would continue to hold 7,546 shares of our common stock and also have the ability to convert a portion of the principal on our outstanding term loans into 3,103,877 shares of our common stock and a portion of the interest on our outstanding term loans into an indeterminate number of shares.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.  The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law.  These documents are filed as exhibits to the registration statement of which this prospectus is a part.

On January 5, 2010, we effected a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 per share.  The reverse stock split did not change the number of shares we have authorized for issuance or the par value of our shares.  Unless otherwise indicated, all share amounts discussed herein reflect the post-split number of shares of our common stock.

As of May 19, 2010, we had 3,729,647 shares of common stock outstanding, held by 280 stockholders of record as of such date.  As of May 19, 2010, there were no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting.  All elections for directors are decided by plurality vote and, except as otherwise provided by our certificate of incorporation or the laws of the State of Delaware, all other questions are decided by the vote of a majority of the stockholders present, in person or by proxy, at the meeting assuming a quorum is present.  Holders of our common stock are entitled to receive dividends, if any, as declared by our Board of Directors out of legally available funds.  For so long as HTI, together with any of its affiliates, owns at least 25% of the issued and outstanding shares of our common stock, HTI is required to vote or cause to be voted all of the shares of our common stock owned by HTI or any of its affiliates at any regular or special meeting of Company’s stockholders called for the purpose of filling positions on the Board of Directors, or must execute a written consent in lieu of such meeting of stockholders for the purpose of filling positions on the Board of Directors, and must take all actions necessary or desirable in its reasonable control, to ensure that our Board of Directors is comprised of the Joint Director, our chief executive officer, the HTI Directors and such other persons who are “independent” under the NASDAQ Listing Rules and the SEC rules applicable to audit committees, that are nominated for election by the affirmative vote of all of the members of the Nominating Committee to fill the remaining positions on our Board of Directors.

The current policy of our Board of Directors is to retain earnings, if any, to fund our operations and growth.  Our amended and restated loan and security agreement with Hercules currently restricts our ability to pay dividends on our common stock.  Upon a liquidation, winding up, or dissolution, holders of our common stock are entitled to share ratably in all of our assets that are available for distribution.  The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely effected by, the rights of holders of any series of our preferred stock, which may be designated solely by action of our Board of Directors and issued in the future.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series.  Each such series of our preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as determined by our Board of Directors.

Warrants

As of May 19, 2010, we had outstanding warrants to purchase an aggregate of 19,000 shares of our common stock at an exercise price of $50 per share, and warrants to purchase an aggregate of 759,948 shares of our common stock at an exercise price of $1.8575 per share.  The exercise price and/or number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including subdivisions and stock splits, stock dividends, combinations, reorganizations, reclassifications, consolidations and mergers.

This prospectus covers 672,948 shares of our common stock issuable upon the exercise of warrants.  Such warrants are exercisable at a price of $1.8575 per share.

Anti-Takeover Provisions in our Governance Structure

Certain provisions of our certificate of incorporation, our by-laws and applicable state law, as well as aspects of the Hercules Restructuring, could delay or prevent a change in control of our Company.

Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws provide:

•that directors can be removed only upon the vote of a majority of all the shares of stock outstanding and entitled to vote at a special meeting of the stockholders called for such purpose;

•that we may issue preferred stock with such rights, preferences, privileges and limitations as our Board of Directors may establish; and

•that special meetings of stockholders may only be called by the chairman of our Board of Directors, a majority of our Board of Directors, or holders, individually or in the aggregate, of ten percent or more of our entire capital stock of the Company issued and outstanding and entitled to vote.

Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law applies to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:

•the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

•on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

•the owner of 15% or more of the outstanding voting stock of the corporation; or

•an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

Section 203 does not apply to business combinations with HTI or Hercules because the Hercules Restructuring was approved by our Board of Directors.

Governance Rights and Security Ownership of HTI and Hercules

HTI’s rights to representation on our Board of Directors, the controlling ownership interest currently held by HTI and the ability of HTI and its parent corporation, Hercules, to further increase their holdings of our common stock could be a significant deterrent to any other person interested in acquiring a controlling interest in us.

HTI has the right and will continue to have the right to nominate three directors to our Board of Directors until (i) we repay the term loans, and (ii) we maintain a consolidated total leverage ratio of 1.5 to 1 for a rolling twelve months ending on each of four consecutive quarters, in which case, one HTI Director will not stand for re-election at the next annual meeting of stockholders following the occurrence of either of those events. No HTI Directors will stand for reelection at the next annual meeting of stockholders following (i) our payment in full of all obligations under our amended and restated loan and security agreement with Hercules, and (ii) HTI owning less than 10% of our issued and outstanding common stock.  HTI also has the right to have one HTI Director sit on the Nominating and Governance and Compensation Committees of the Board of Directors.  For so long as HTI and its affiliates own at least 25% of the issued and outstanding common stock, HTI has agreed to, and shall cause its affiliates to, vote for the HTI Directors, the Joint Director, the Chief Executive Officer and those persons who are independent and nominated by all members of the Nominating and Governance Committee.  These rights may delay or prevent others from effecting change in the composition of our Board of Directors.

As of May 19, 2010, Hercules, the parent corporation of our majority stockholder HTI, is the beneficial owner of 6,476,161 shares of our common stock or 85.5% of the beneficial ownership of our common stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  This consists of (i) 2,691,790 shares held directly by HTI and 672,948 shares that may be acquired upon the exercise of a warrant held directly by HTI, as well as (ii) 7,546 shares of our common stock that were acquired directly by Hercules upon the exercise of a warrant on March 1, 2010 and a maximum of 3,038,877 shares of our common stock that may be acquired by Hercules upon conversion of a portion of two of our term loans. Furthermore, Hercules also has the option to convert certain term loan interest into an indeterminate number of shares of our common stock.  On a fully diluted basis, Hercules and HTI own approximately 75.4% of our common stock, not including the common stock that could be acquired upon conversion of term loan interest.  If Hercules or HTI acquires our common stock pursuant to the exercise of the warrants held by them or the conversion of Term Loan B or Term Loan C principal or interest, it will have a significant dilutive effect on the ownership interests of our other stockholders and could therefore limit another stockholder’s ability to obtain a controlling ownership interest in our Company.  In addition, the ability of Hercules and HTI to exercise their rights to acquire additional shares of our common stock at any time gives them the ability to exercise those rights strategically as a defensive response to a contested takeover attempt.

Transfer Agent

The transfer agent and registrar for our common stock is StockTrans, Inc.

PLAN OF DISTRIBUTION

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•in the over-the-counter market;

•in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•through the writing of options, whether such options are listed on an options exchange or otherwise;

•in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•in an exchange distribution in accordance with the rules of the applicable exchange;

•in privately negotiated transactions;

•through short sales;

•in sales pursuant to Rule 144;

•through the sale by broker-dealers of a specified number of such shares at a stipulated price per share;

•in a combination of any such methods of sale; and

•through any other method permitted pursuant to applicable law.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest, will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, estimated to be $68,071 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any, and all fees and expenses of counsel for the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and we may be indemnified by the selling stockholder against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, has provided us with an opinion as to the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2009 and for each of the years in the two-year period ended December 31, 2009 have been provided in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note A to the financial statements) dated April 15, 2010, of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting registrant under the Securities Exchange Act of 1934, as amended. Our website address is http://www.infologix.com. The information included on our website is not included as a part of, or incorporated by reference into, this prospectus. We will make available through our website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have filed or furnished such material to the SEC.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the resale of the shares pursuant to this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares of common stock we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of the registration statement and prior to effectiveness of the registration statement, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares covered by this prospectus is completed; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC:

•                  our Annual Report on Form 10-K for the year ended December 31, 2009.

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

•                  our Current Reports on Form 8-K filed with the SEC on January 5, 2010, February 23, 2010, March 15, 2010, March 31, 2010, April 8, 2010 and April 23, 2010 (in each case, only to the extent filed and not furnished); and

•                  the description of our common stock contained in our Registration Statement on Form 10 dated September 17, 2007, and all amendments or reports filed with the SEC for the purpose of updating such description.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described above. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning our Chief Financial Officer at:

InfoLogix, Inc.

101 E. County Line Road, Suite 210

Hatboro, PA 19040

(215) 604-0691

Attention: Chief Financial Officer

3,364,738 Shares of Common Stock